SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN FINANCIAL
SECURITY AND SAVINGS PROGRAM
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman Financial
Security and Savings Program
Financial Statements as of December 31, 2010 and 2009,
and for the Year Ended December 31, 2010, and
Supplemental Schedule as of December 31, 2010 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	6
Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	7 - 19

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) at December 31, 2010	20

SIGNATURE	21

EXHIBIT:
Consent of Independent Registered Public Accounting Firm (Exhibit 23)	22

NOTES:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Financial Security and Savings Program
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 24, 2011

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 and 2009
($ in thousands)

	2010			2009
	Retirement	Savings		Retirement	Savings
	Account (1)	Account (2)	Total	Account (1)	Account (2)	Total
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans
Master Trust — at fair value	$427,791	$589,260	$1,017,051	$413,316	$590,667	$1,003,983
Notes receivable from participants		27,269	27,269		25,427	25,427
Short-term investments — at fair value		3,314	3,314		3,347	3,347

Total assets	427,791	619,843	1,047,634	413,316	619,441	1,032,757

LIABILITIES:
Due to Northrop Grumman
Corporation pension plans	2,022		2,022	1,468		1,468
Accrued expenses	120	241	361	149	327	476

Total liabilities	2,142	241	2,383	1,617	327	1,944

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	425,649	619,602	1,045,251	411,699	619,114	1,030,813

Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(9,775)	(9,775)		(7,849)	(7,849)

NET ASSETS AVAILABLE FOR BENEFITS	$425,649	$609,827	$1,035,476	$411,699	$611,265	$1,022,964

(1)	Non-participant directed

(2)	Participant directed
See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
($ in thousands)

	Retirement	Savings
	Account (1)	Account (2)	Total
INVESTMENT INCOME:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$38,704	$50,306	$89,010
Interest		5	5

Total investment income	38,704	50,311	89,015

ADDITIONS:
Employee deposits	8,289	7,742	16,031
Employer contributions		2,812	2,812
Interest income on notes receivable from participants		1,309	1,309

Total additions	8,289	11,863	20,152

DEDUCTIONS:
Benefits paid to participants	(19,817)	(62,234)	(82,051)
Administrative expenses	(976)	(1,378)	(2,354)
Transfers to Northrop Grumman Corporation pension plans	(12,250)		(12,250)

Total deductions	(33,043)	(63,612)	(96,655)

INCREASE (DECREASE) IN NET ASSETS	13,950	(1,438)	12,512

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	411,699	611,265	1,022,964

End of year	$425,649	$609,827	$1,035,476

(1)	Non-participant directed

(2)	Participant directed
See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Financial Security and Savings Program (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan is a qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (the “Company” or “NGC”) acquired as part of NGC’s acquisition of Litton Industries, Inc. Both the savings and employee stock ownership plan features are reported within the Plan’s financial statements. The Benefit Plan Administrative Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan maintains all retirement account assets (“FSSP Retirement Account”) and all savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”).
Employee Deposits and Company Contributions — A participant may deposit from 1 percent to 4 percent of annual cash compensation into the FSSP Retirement Account. A participant’s FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under other Company pension plans. A participant who deposits 4 percent of annual cash compensation into the FSSP Retirement Account could elect to deposit an additional 1 percent to 71 percent into the FSSP Savings Account. The Company matches 50 percent of the first 4 percent of a participant’s deposits to the Plan, subject to certain collective bargaining agreements, with such contributions remitted to the participant’s FSSP Savings Account. The aggregate amount of deposits and contributions to the Plan may not exceed the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).
Investment of FSSP Retirement Account deposits is directed solely by the Plan’s Investment Committee. FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available (see “Investment Options” below). Each year, as required by the plan document, the Plan re-allocates current year deposits to ensure that each participant receives their eligible maximum pension and Company matching contributions, subject to tax deferral and compensation limits imposed by the Code. Match maximization is performed after the end of the calendar year or upon termination of employment, whichever comes first. To the extent that deposits are re-allocated from a participant’s FSSP Savings Account to the FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces a participant’s deposits below the maximum level eligible for Company matching contributions. Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions.
Vesting — A participant is always fully vested in their deposits (including any investment earnings thereon). Participants vest at 50 percent in all Company matching contributions plus related investment earnings after two full years of service and 100 percent after three full years of service. Full vesting also occurs if a participant (while in the employment of the Company) dies, becomes totally disabled or terminates employment on or after reaching age 65.
Non-vested amounts of a participant’s Company matching contributions are forfeited upon termination of employment if the participant takes a distribution of his or her vested account balance. Otherwise, forfeiture shall not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated participant may be restored depending on the time elapsed from the termination date and the time that the participant becomes re-employed by the Company.
Forfeited Accounts — At December 31, 2010 and 2009, forfeited accounts totaled $83,000 and $54,000, respectively. Any amounts forfeited may be used to reduce the Company’s obligation to make company matching contributions under the Plan. During the year ended December 31, 2010, employer contributions were reduced by $80,000 from forfeited nonvested accounts.

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is increased or decreased with the participant’s contribution, withdrawals and allocations of (a) the Company’s contribution, (b) Plan earnings/losses, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options — Participant deposits to the FSSP Retirement Account are invested in the Balanced Fund in the DC Master Trust. Once the participant has deposited the maximum 4 percent of tax-deferred compensation into the FSSP Retirement Account, the participant may direct his or her employee deposits and Company matching contributions, in 1 percent increments, to be invested in one or more of the following FSSP Savings Account (participant directed) investment options. The investment funds are managed by an independent professional investment manager appointed by the Plan’s Investment Committee.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are to achieve a high total return through long term growth of capital and the reinvestment of current income.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund primarily consists of holdings in marketable, fixed income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified by investing in a wide range of fixed income securities that mature, on average, 8 to 10 years.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”; see Note 6). Investments of the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks.

Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher revenue growth than the large, well established companies that make up the S&P 500 Index. The objective is capital appreciation over the long term, rather than to provide current income.

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Retirement Path portfolios — Each Retirement Path is a broadly diversified portfolio of funds consisting of equities, fixed income securities and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2030 Retirement Path, the 2040 Retirement Path, and the 2050 Retirement Path.

Participants may change their investment direction in the FSSP Savings Accounts weekly. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.
Participant Loans — Participants may borrow from their vested FSSP Savings Account balance a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balances (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s FSSP Savings account. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on leave of absence). The maximum loan period for a regular loan is five years. Participants may obtain fifteen year loans if used to acquire a dwelling that is the principal residence of the participant. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2010, participant loans have maturities through 2025 at interest rates ranging from 4.25 percent to 10.5 percent.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability or retirement), a participant may receive a lump sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). A participant may also delay payment until the age of 70 1/2, if the total account balance exceeds $1,000. In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms, or, at retirement, to elect a rollover of his or her FSSP Retirement Account to other Company pension plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the NG stock fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.
A participant’s benefit under other Company pension plans is determined by the amount of deposits to the participant’s FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the Plan provides that employees must, on an annual basis, deposit the lesser of: (i) 4 percent of their annual compensation, (ii) the 401(k) deferral limit as defined by the Code, (iii) 4 percent of the pay cap limit as defined by the Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests.
Withdrawals — A participant may withdraw all or a portion of his or her vested Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document) and such withdrawals are subject to tax withholdings as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit,

U.S. and foreign government and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”) pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:
Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets, or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers or the Plan’s Investment Committee, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The fair value of the SICs equals the total fair value of the underlying assets plus the total wrapper contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the statements of net assets available for benefits.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
The Trustee relies on the prices provided by pricing sources, the investment managers or the Plan’s Investment Committee as a certification as to value in performing any valuations or calculations required of the Trustee.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based on the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments.
The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.
Participant loans — Participant loans are valued at their outstanding balances plus accrued interest.
Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $2,352,000 and $702,000 at December 31, 2010 and 2009, respectively, and such amounts continue to accrue investment earnings/(losses) until paid.

Transfers — A participant may elect to transfer their vested Plan account balance to certain Company pension plans or elect a lump-sum payment or annuity as permitted by the Plan. The total amount transferred from the Plan to other Company pension plans was $12,250,000 for the year ended December 31, 2010, and $2,022,000 and $1,468,000 was due to other Company pension plans as of December 31, 2010 and 2009, respectively.
New Accounting Standards — The accounting standard initially adopted in the 2010 financial statements is described below.
Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2010-25 (“ASU No. 2010-25”), Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest. ASU No. 2010-25 is effective for periods beginning after December 15, 2010 with early adoption permitted. The Plan retrospectively adopted the new accounting in 2010 for the prior period presented. The adoption segregated participant loans from Plan investments on the statement of net assets available for benefits and classified them as receivables. Related interest income from participant loans were segregated from investment income on the statement of changes in net assets available for benefits. Participant loans were removed from the fair value hierarchy disclosure as described in note 5.
Accounting Standards Updates Not Yet Effective — Accounting standards updates not effective until after December 31, 2010, are not expected to have a significant effect on the Plan’s statements of net assets available for benefits or the statement of changes in net assets available for benefits.

3.	INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement established by the Company.
Proportionate interests of each participating plan are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represent 7 percent of total net assets as reported by the Trustees of the DC Master Trust as of December 31, 2010 and 2009.
The net assets of the DC Master Trust as of December 31, 2010 and 2009 are as follows ($ in thousands):

	2010	2009
Assets:
Common/collective trust funds	$6,489,038	$5,163,588
Synthetic guaranteed investment contracts	3,080,389	3,159,952
Common and preferred stock	3,344,821	3,193,191
Cash equivalents and temporary investments	279,249	140,649
U.S. and foreign government securities	435,237	234,102
Corporate debt instruments	174,550	380,322
Asset-backed securities and other investments	51,300	100,154
Assets on loan to third party borrowers	1,730,020	1,541,189
Collateral held under securities lending agreements	1,767,078	1,575,713

Total investments	17,351,682	15,488,860
Receivable for investments sold	6,458	66,009
Dividends, interest and taxes receivable	9,428	11,484

Total assets	17,367,568	15,566,353

Liabilities:
Collateral held under securities lending agreements	1,767,078	1,575,713
Due to broker for securities purchased	143,712	66,937
Accrued expenses		96

Total liabilities	1,910,790	1,642,746

Net assets of the DC Master Trust — at fair value	15,456,778	13,923,607

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(204,747)	(149,375)

Net assets of the DC Master Trust	$15,252,031	$13,774,232

Investment income for the DC Master Trust for the Plan year ended December 31, 2010 is as follows ($ in thousands):

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
U.S. and foreign government securities	$11,398
Cash equivalents and temporary investments	(33)
Asset-backed securities and other investments	1,745
Corporate debt instruments	14,930
Common/collective trust funds	558,253
Common and preferred stock	633,256

Net appreciation	1,219,549

Dividends	108,407
Interest	205,516
Stock Loan Income	1,777
Other income	1,835
Other expenses	(13,257)
Investment manager fees	(25,403)

Total investment income	$1,498,424

Other than the Plan’s investment in the DC Master Trust in 2010, there are no assets held for investment that represent 5 percent or more of the Plan’s net assets at December 31, 2010 and 2009, respectively.
The DC Master Trust participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the DC Master Trust, to approved borrowers. The Trustee requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In the event of default by the borrower, the Trustee shall indemnify the DC Master Trust against any loss of the amount loaned.
DC Master Trust Assets on loan to third party borrowers under security lending agreements at December 31, 2010 and 2009 are as follows ($ in thousands):

	2010	2009
Underlying securities of synthetic guaranteed investment contracts	$1,164,182	$965,175
Common and preferred stock	310,142	356,201
U.S. and foreign government securities	225,454	155,644
Corporate debt instruments	30,242	61,226
International common and preferred stock		2,943

Total DC Master Trust Assets on loan to third party borrowers	$1,730,020	$1,541,189

Such assets could be subject to sale restrictions in the event security-lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $1,767,078,000 and $1,575,713,000 of collateral for securities on loan as of December 31, 2010 and 2009, respectively, consisting primarily of cash equivalents.
4.	DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps, options on futures and options as substitutes for certain types of securities. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of cash settlements under the contracts.
The fair value of these instruments is recorded as investments of the DC Master Trust. To the extent that a gain has been recognized, these instruments are recorded as assets and to the extent that a loss has been recognized, these instruments are recorded as liabilities. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust. As of December 31, 2010 and 2009, these derivative financial instruments were held for trading purposes. The notional amounts and fair values are presented as gross assets and liabilities as of December 31, 2010 and 2009 as follows ($ in thousands):

	2010			2009
	Notional	Fair Value	Fair Value	Notional	Fair Value	Fair Value
	Amount	Asset	(Liability)	Amount	Asset	(Liability)
Futures Contracts:
U.S. Treasury	$(87,709)	$2,831	$(1,610)	$116,672	$2,994	$(4,037)
Eurodollar				247,021	1,291	(78)
Index				290	16
Interest rate swaps	23,961	649	(4,054)	104,826	2,718	(1,383)
Options on futures and swap rates				(68,732)		(1,632)
Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.
Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties.
Options on Futures and Swap Rates — The DC Master Trust enters into option contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.
5.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include common stock, preferred stock, open-end mutual funds, closed-end mutual funds based on pricing, frequency of trading and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include common and collective trust funds based on the use of net asset valuations derived by investment managers and fixed income securities based on model-driven valuations.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan as of December 31, 2010 and 2009.
There have been no transfers of investments between Level 1 and Level 2 during 2010 and 2009.

The following tables set forth by level the fair value hierarchy the investments held by the DC Master Trust and the Plan as of December 31, 2010 and 2009 ($ in thousands).

	Level 1	Level 2	Total
As of December 31, 2010
DC Master Trust:
Cash equivalents		$276,746	$276,746

Equities:
Domestic	$3,625,074		3,625,074
Common/collective trust funds:
Domestic		2,285,012	2,285,012
International		2,311,311	2,311,311
Retirement Path Funds		903,555	903,555
Real estate	29,737	134	29,871

Total equities	3,654,811	5,500,012	9,154,823

Fixed income:
U.S. treasuries		305,445	305,455
Corporate debt		201,952	201,952
Asset-backed		334,934	334,934
Common/collective trust funds		989,159	989,159
Other U.S. government agency		58,814	58,814
Non-U.S. government agency		15,638	15,638

Total fixed income		1,905,942	1,905,942

Guaranteed investment contracts:
Common/collective trust funds		662,190	662,190
Synthetic guaranteed investment contracts:
U.S. treasuries		936,310	936,310
Corporate debt		1,484,591	1,484,591
Asset-backed		918,079	918,079
Other U.S. government agency		138,278	138,278
Non-U.S. government agency		23,863	23,863
Cash equivalents		94,113	94,113
Other		(3,164)	(3,164)

Total guaranteed investment contracts		4,254,260	4,254,260

Collateral held under securities lending agreements:
Cash and cash equivalents		1,717,185	1,717,185
Other		49,893	49,893
Other financial instruments	(7,167)		(7,167)

Total DC Master Trust	$3,647,644	$13,704,038	$17,351,682

Other Plan investments:
State Street Bank and Trust Company cash or short-term investment accounts		3,314	3,314

Total other Plan investments		$3,314	$3,314

	Level 1	Level 2	Total
As of December 31, 2009
DC Master Trust:
Cash equivalents		$144,335	$144,335

Equities:
Domestic	$3,805,007	2,725,123	6,530,130
International	413,495	1,747,836	2,161,331
Real estate	24,714		24,714

Total equities	4,243,216	4,472,959	8,716,175

Fixed income:
U.S. treasuries		149,392	149,392
Corporate debt		360,283	360,283
Asset-backed		371,855	371,855
Other U.S. government agency		37,343	37,343
Non-U.S. government agency		10,154	10,154

Total fixed income		929,027	929,027

Guaranteed investment contracts:
Common/collective trust funds		629,252	629,252
Synthetic guaranteed investment contracts:
Corporate debt		1,328,432	1,328,432
Asset-backed		1,048,762	1,048,762
Government issues		978,845	978,845
Cash equivalents		104,876	104,876
Other		34,959	34,959

Total guaranteed investment contracts		4,125,126	4,125,126

Collateral held under securities lending agreements:
Cash and cash equivalents		1,575,338	1,575,338
Other		375	375
Derivatives and other financial instruments	(55)	(1,461)	(1,516)

Total DC Master Trust	$4,243,161	$11,245,699	$15,488,860

Other Plan investments:
State Street Bank and Trust Company cash or short-term investment accounts		3,347	3,347

Total other Plan investments		$3,347	$3,347

6.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND
The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Stable Value Fund was approximately 5 of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.
Investments held in the Stable Value Fund as of December 31, 2010 and 2009 were as follows ($ in thousands):

	2010	2009
Synthetic guaranteed investment contracts (at contract value)	$4,049,512	$3,975,752
Cash and cash equivalents	98,298	26,145

Total	$4,147,810	$4,001,897

Investment income of the Stable Value Fund totaled $170,541,000 for the year ended December 31, 2010.
The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2010 and 2009, no borrowings under this arrangement were outstanding.
The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The fair value of the underlying assets related to the SICs was $4,254,260,000 and $4,125,126,000 as of December 31, 2010 and 2009, respectively, and the fair value of the wrapper contracts was $4,668,000 and $4,901,000 at December 31, 2010 and 2009, respectively. The weighted-average yield (excluding administrative expenses) for all investment contracts was 2.35 percent and 2.94 percent at December 31, 2010 and 2009, respectively. Average duration for all investment contracts was 3.26 years and 3.19 years at December 31, 2010 and 2009, respectively. The crediting interest rate for all investment contracts was 3.89 percent and 4.27 percent at December 31, 2010 and 2009, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.
In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan in the event of the spin-off or sale of a division that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee; transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 21,712,396 and 21,986,329 shares of common stock of the Company with a fair value of $1,406,529,000 and $1,227,936,000 at December 31, 2010 and 2009, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 0.4 percent and 0.3 percent at December 31, 2010 and 2009, respectively. During 2010, the NG Stock Fund earned dividends of $40,245,000 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

State Street affiliates managed $3,314,000 and $3,347,000 of Plan assets held in the short-term investment fund as of December 31, 2010 and 2009, respectively. The Plan paid $105,000 to the Trustee in fees for the year ended December 31, 2010. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.
8.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested.
9.	LITIGATION
As previously disclosed, the U.S. District Court for the Central District of California consolidated two ERISA lawsuits that had been separately filed on September 28, 2006, and January 3, 2007, into the In Re Northrop Grumman Corporation ERISA Litigation. The plaintiffs filed a consolidated Amended Complaint on September 15, 2010, alleging breaches of fiduciary duties by the Administrative Committees and the Investment Committees (as well as certain individuals who served on or supported those Committees) for the Plan and the Northrop Grumman Savings Plan. The Company is not a defendant in the lawsuit. The plaintiffs claim that these alleged breaches of fiduciary duties caused the Plans to incur excessive administrative and investment fees and expenses to the detriment of the Plans’ participants. On August 6, 2007, the District Court denied plaintiffs’ motion for class certification, and the plaintiffs appealed the District Court’s decision on class certification to the U.S. Court of Appeals for the Ninth Circuit. On September 8, 2009, the Ninth Circuit vacated the Order denying class certification and remanded the issue to the District Court for further consideration. As required by the Ninth Circuit’s Order, the case was also reassigned to a different judge. The plaintiffs renewed their motion for class certification and by order dated March 29, 2011, the District Court granted plaintiffs’ motion for class certification. Following oral argument on May 16, 2011, and having received supplemental briefing requested at the conclusion of the hearing, the Court took under submission the parties’ cross motions for summary judgment and is expected to issue its ruling without additional argument. No trial date has been set.
10.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated August 15, 2005, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Previously adopted Plan amendments were filed as part of the process to obtain a new favorable determination letter, which is still pending. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009 ($ in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$1,035,476	$1,022,964
Less: Amounts allocated to withdrawing participants	(2,352)	(702)

Net assets available for benefits per Form 5500	$1,033,124	$1,022,262

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2010:

Benefits paid to participants per the financial statements	$82,051
Add: Amounts allocated to withdrawing participants at December 31, 2010	2,352

Less: Amounts allocated to withdrawing participants at December 31, 2009	(702)

Benefits paid to participants per Form 5500	$83,701

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010 and 2009 but not yet paid as of that date.
* * * * *

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, and Par or
	Lessor, or Similar Party	Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$1,017,051	***

*	Plan Participants	Participant loans (maturing 2010 to 2025 at interest rates ranging from 4.25 percent to 10.5 percent)	**	27,269

*	State Street Bank and Trust Company	Participation in the Short-Term Investment Fund Accounts	**	3,314

	Total			$1,047,634

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
	By:	/s/ Debora Catsavas

Dated: June 24, 2011		Debora Catsavas
Acting Chairman, Benefit Plan Administrative Committees